SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. )*


                               LOGIMETRICS, INC.
                                (Name of Issuer)

                     Common Stock, par value $.01 per  share
                         (Title of Class of Securities)

                                  541410106
                                 (CUSIP Number)

Charles S. Brand                                    John D. Hogoboom, Esq.
c/o mmTech, Inc.                                   Lowenstein, Sandler, Kohl,
20 Meridian Road                with a copy to         Fisher & Boylan, P.C.
Eatontown, New Jersey 07724                        65 Livingston Avenue
(908) 935-7150                                     Roseland, New Jersey  07068
                                                  (201) 992-8700

                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                 April 25, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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--------------------------------------------------------------------------------
(1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above Persons):

        Charles S. Brand                     ###-##-####
--------------------------------------------------------------------------------

(2) Check the Appropriate Box if a Member of a Group (See Instructions):
    (a) |_|
    (b) |_|
--------------------------------------------------------------------------------

(3) SEC Use Only


(4) Source of Funds (See Instructions):  PF; OO


(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant
    to Items 2(d) or 2(e):                                            |_|


(6) Citizenship or Place of Organization:       United States


Number of Shares           (7)  Sole Voting Power:                 19,367,800*
Beneficially Owned         (8)  Shared Voting Power:                   0
by Each Reporting          (9)  Sole Dispositive Power:            19,367,800*
Person With:              (10)  Shared Dispositive Power:              0
--------------------------------------------------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person: 19,367,800*
--------------------------------------------------------------------------------

(12)     Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions):                          |_|
--------------------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11):         86.0%
--------------------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions):                   IN
--------------------------------------------------------------------------------

* Includes an aggregate of 120,000 shares of Common Stock issuable to Mr. Brand upon the exercise or conversion of securities exercisable for or convertible into shares of Common Stock within 60 days of April 30, 1997.

Item 1.   Security and Issuer.

          This Statement on Schedule 13D (the "Schedule 13D") relates to the Common Stock, par value $.01 per share (the "Common Stock"), of LogiMetrics, Inc., a Delaware corporation (the "Company"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Act"). The principal executive offices of the Company are located at 121-03 Dupont Street, Plainview, New York 11803.

Item 2.   Identity and Background.

          (a)-(c) This Schedule 13D is filed on behalf of Charles S. Brand. Mr. Brand's business address is c/o mmTech, Inc., 20 Meridian Road, Eatontown, New Jersey 07724 Mr. Brand's present principal occupation is Chairman and Chief Executive Officer of the Company. The Company has been a manufacturer of high power RF equipment for more than twenty years, and currently supplies high-power amplifiers and other peripheral transmission equipment for use in providing local multi-point distribution service (LMDS) and satellite communications service. mmTech designs, develops and manufactures a complete lime of equipment for the LMDS marketplace. The Company's principal address is 121-03 Dupont Street, Plainview, New York 11803.

          (d)-(e) During the past five years, Mr. Brand has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Mr. Brand been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Mr. Brand is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

          As described below, the consideration given by Mr. Brand in exchange for the issuance of 19,247,800 of the shares of Common Stock beneficially owned by him consisted of 100 shares of the common stock, no par value ("mmTech Common Stock"), of mmTech, Inc. ("mmTech"). The aggregate amount of funds used to purchase the remaining 120,000 shares of Common Stock covered by this Schedule 13D was $20,000, the source of which was Mr. Brand's personal funds.

Item 4.   Purpose of the Transaction.

          Pursuant to the terms of an Agreement and Plan of Merger, dated as of December 18, 1996 (as amended, the "Merger Agreement"), among the Company, mm-Tech Acquisition Corp. ("Merger Sub"), mmTech and Mr. Brand, on April 25, 1997 the Company acquired mmTech by merging Merger Sub with and into mmTech (the "Merger"). Under the terms of the Merger Agreement, each outstanding share of mmTech Common Stock was converted pursuant to the Merger into 192,478 shares of Common Stock, resulting in the issuance of 19,247,800 shares. The Merger is intended to be tax free and to qualify as a "pooling of interests" for accounting purposes.

          Upon consummation of the Merger, Mr. Brand, the founder and sole shareholder of mmTech, became the Chairman and Chief Executive Officer of the Company. Norman M. Phipps, the Chairman and Acting President of the Company, became the President and Chief Operating Officer of the Company. In addition, pursuant to the Merger, the Company's Board of Directors was reconstituted to consist of Mr. Brand, Mr. Phipps, Alfred Mendelsohn, Frank Brand and Jean-Francois Carreras.

          Mr. Brand has no current plans to acquire beneficial ownership of additional shares of Common Stock, other than pursuant to the grant of stock options or other awards by the Company. However, depending upon the Company's business and prospects, future developments, market conditions and other factors, Mr. Brand may, from time to time, purchase additional shares of Common Stock or dispose of all or a portion of the shares of Common Stock beneficially owned by him, either in the open market or in privately negotiated transactions.

          Except as described above, Mr. Brand has no plans or proposals of the type set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

          A copy of the  Merger  Agreement  has been filed as an Exhibit to this
Schedule 13D and is incorporated herein by reference. The description of the Merger Agreement set forth above is a summary only, is not intended to be complete, and is qualified in its entirety by reference to the Merger Agreement.

Item 5.   Interest in Securities of the Issuer.

          Based upon information set forth in the Company's Preliminary Proxy Statement filed with the Securities and Exchange Commission on May 5, 1997, as of April 30, 1997 there were 22,391,434 shares of Common Stock issued and outstanding. As of that date, Mr. Brand beneficially owned 19,367,800 of such shares, or 86.0% of the total outstanding (including shares issuable to Mr. Brand upon the exercise or conversion of securities exercisable for or convertible into shares of Common Stock within 60 days of April 30, 1997). Mr. Brand possesses sole voting and dispositive power with respect to all of such shares. Except as described in Item 4 above, Mr. Brand has not effected any transactions in the Common Stock during the past 60 days.

          No other person is known to Mr. Brand to have the right to receive or power to direct dividends from, or proceeds from the sale of, shares of Common Stock beneficially owned by Mr. Brand.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Not Applicable.

Item 7.   Material to be Filed as Exhibits.

          Exhibit 1 Agreement and Plan of Merger, dated as of December 18, 1996 (the "Merger Agreement"), among LogiMetrics, Inc., mm-Tech Acquisition Corp., mmTech, Inc. and Charles S. Brand (previously filed as Exhibit 2.1 to the Company's Current Report on form 8-K dated December 18, 1996 and incorporated herein by reference).

         Exhibit 2    Amendment to Merger Agreement.

                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:        May 8, 1997



                                          /s/Charles S. Brand
                                          ________________________________
                                          Charles S. Brand

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                                  Exhibit Index

                          Exhibit                                       Page No.

Exhibit 2         Amendment to Merger Agreement.